[redacted]

08000568

COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

r
-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

January 31, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose (i) a copy of the text of a voting rights announcement by DGAP, an affiliate of EquityStory AG, regarding the increase in the voting rights of Capital Research and Management Company, Los Angeles, CA, in Commerzbank common stock above the 3.0% level to a level of 3.009% as of January 24, 2008 and (ii) a copy of the text of a voting rights announcement by DGAP regarding the increases in the voting rights of Credit Suisse and Credit Suisse Group, Zurich, Switzerland in Commerzbank common stock above the 3.0% as of January 24, 2008. These announcements are published in accordance with the German Securities Trading Act and they may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

PROCESSED
FEB 08 2008
THOMSON
FINANCIAL

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President &
General Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

File No. 82-2523

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

31.01.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Credit Suisse Group, Paradeplatz 8, 8001 Zurich, Switzerland informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse International, One Cabot Square, Canary Wharf, London, E14 4OJ, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN:
DE0008032004, WKN: 803200, have exceeded the 3 % limit of the voting rights on January 24, 2008 and as of this date amounted to 3.375 % (22,180,818 voting shares).

Hence the voting rights of Credit Suisse, Paradeplatz 8, 8001 Zurich, Switzerland, have also exceeded the 3% limit of the voting rights on January 24, 2008 and amounted to 4.516 % (29,680,313 voting shares) as of this date. Voting rights amounting to 4.499 % (29,568,863 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.017 % (111,450 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Furthermore the voting rights of Credit Suisse Group, Paradeplatz 8, 8001 Zurich, Switzerland, have also exceeded the 3% limit of the voting rights on January 24, 2008 and amounted to 4.538 % (29,819,843 voting shares) as of this date. Voting rights amounting to 4.505 % (29,603,137 voting shares) are to be attributed to Credit Suisse Group according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.033 % (216,706 voting shares) are to be attributed to Credit Suisse Group, according to article 22 (1) 1 No.
6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies is (starting on the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group.

File No. 82-2523

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

30.01.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA 90071, USA, informed us according to article 21 (1) WpHG that the voting rights of Capital Research and Management Company, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3 % limit of the voting rights on January 24, 2008 and as of this date amounted to 3.009 % (voting rights arising from
19,774,852 ordinary shares).
3.009 % of all voting rights in Commerzbank AG (voting rights arising from
19,774,852 ordinary shares) were attributed to Capital Research and Management Company pursuant to article 22 (1) sent. 1 no. 6 WpHG.

DGAP 30.01.2008

Language:	English
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt am Main Deutschland
Internet:	www.commerzbank.de

End of News DGAP News-Service

END